UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)    ☐ Form 10-K  ☐ Form 20-F   ☐ Form 11-K  ☒ Form 10-Q   ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR
For Period Ended: ________________________
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

IEC ELECTRONICS CORP
Full Name of Registrant

Former Name if Applicable
105 NORTON STREET
Address of Principal Executive Office (Street and Number)
NEWARK, NY 14513
City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

IEC Electronics Corp. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended December 26, 2014 (the “Q1-2015 Form 10-Q”) without unreasonable effort or expense due to the circumstances described below.

As reported in its Current Report on Form 8-K filed by the Company on February 9, 2015 (the "Restatement 8-K"), on February 8, 2015, management concluded and the Audit Committee of the Board of Directors of IEC Electronics Corp. concurred that the previously issued consolidated financial statements covering the Company’s fiscal year ended September 30, 2014 (“FY 2014”), the consolidated financial statements for the fiscal quarters ended March 28, 2014 (“Q2-2014”), and June 27, 2014 (“Q3-2014”), (collectively, the “Restated Periods”), require restatement. These financial statements contained an error in the valuation allowance on deferred income tax assets.

The Company intends to amend its Annual Report on Form 10-K for FY 2014 to restate the Company’s consolidated financial statements for FY 2014 as well as for Q2-2014 and Q3-2014 (the “Interim 2014 Statement Periods”) to reflect the adjustments applicable to each of those periods. A footnote to the restated FY 2014 consolidated financial statements to be contained in the amended Form 10-K for FY 2014 will contain a more detailed description of the impact of the accounting error in each of the Interim 2014 Statement Periods. As reported in the Restatement 8-K, the Company does not plan to file amendments to its Quarterly Reports on Form 10-Q for the Interim 2014 Statement Periods. Accordingly, the Company cautions investors that certain information contained in the Quarterly Reports on Form 10-Q previously filed for the Interim 2014 Statement Periods, specifically the consolidated financial statements contained in those reports and the information derived therefrom, should no longer be relied upon.

The Company is engaged in an effort to restate the financial statements referred to above. The Company is consulting with the Office of the Chief Accountant of the U. S. Securities and Exchange Commission regarding its interpretation of the authoritative guidance as it relates to the above matters. Until the restatement effort is completed, the Company will not be able to complete the financial statements to be included in the Q1-2015 Form 10-Q and will not be in a position to enable its independent registered public accounting firm to complete their financial statement review. Moreover, the Company’s disclosures regarding disclosure controls and procedures to be included in the Q1-2015 Form 10-Q are, to some extent, dependent upon assessments related to the restatement effort. Despite the extensive commitment of time and efforts by the Company’s management and financial staff, as well as ongoing communications with, and review of information by, the Company’s independent registered public accounting firm, the Company has been unable to complete the formidable tasks described above prior to the deadline for filing its Q1-2015 Form 10-Q.

Forward-looking Statements
This Notification of Late Filing on Form 12b-25, contains certain statements that are, or may be deemed to be, forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934, and are made in reliance upon the protections provided by such Acts for forward-looking statements. These forward-looking statements (such as when the Company describes what it “believes”, “expects”, or “anticipates” will occur, and other similar statements) are not based on historical fact, but rather reflect the Company’s current expectations concerning future results and events. The ultimate correctness of these forward-looking statements is dependent upon a number of known and unknown risks and events and is subject to various uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be different from any future results, performance or achievements expressed or implied by these statements. We discuss these risks, events, uncertainties and other factors under the heading, “Risk Factors” under Item 1A of our annual report on Form 10-K for the fiscal year ended September 30, 2014 and other filings with the Securities and Exchange Commission.

All forward-looking statements included in this Form 12b-25 are made only as of the date of this Form 12b-25. The Company does not undertake any obligation to, and may not, publicly update or correct any forward-looking statements to reflect events or circumstances that subsequently occur or which it hereafter become aware of, except as required by law. New risks and uncertainties arise from time to time and the Company cannot predict these events or how they may affect it. When considering these risks, uncertainties and assumptions, you should keep in mind the cautionary statements contained in this Form 12b-25 and any documents incorporated herein by reference. You should read this Form 12b-25 and the documents that the Company incorporates by reference into this Form 12b-25 completely and with the understanding that the Company’s actual future results may be materially different from what it expects. All forward-looking statements attributable to the Company are expressly qualified by these cautionary statements.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Michael T. Williams	315	331-4324
(Name)	(Area Code)	(Telephone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section
30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant
was required to file such report(s) been filed? If the answer is no, identify report(s).    ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
A discussion of the impact of the restatement described above is set forth in Item 4.02 of the Restatement 8-K and is incorporated by reference herein.

IEC ELECTRONICS CORP.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	February 9, 2015	By:	/s/ Michael T. Williams
Michael T. Williams Chief Financial Officer